

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

Via E-mail
Geoff Browne
Chief Executive Officer
Liberty Silver Corp.
181 Bay Street, Suite 2330
Toronto, Ontario, Canada, M5J 3T3

   Re: **Liberty Silver Corp.**
      Registration Statement on Form S-1
      Filed November 15, 2012
      File No. 333-184962
      Form 10-K for Fiscal Year Ended
      June 30, 2012
      Filed September 28, 2012
      File No. 333-150028

Dear Mr. Browne:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please tell us how you determined that the registration fee had been previously paid. It appears the fees paid for your prior registration statements were for lesser amounts.

Prospectus Cover Page

2.   We note your disclosure that you are an emerging growth company. Please tell us how you determined that you are an emerging growth company, given you appear to have sold common stock pursuant to an effective registration statement prior to December 8, 2011. Refer to section 101(d) of the Jumpstart Our Business Startups Act.

Prospectus Summary, page 7

3.   We note your disclosure in the summary that you are engaged in the development of resource properties and your references to being in the development stage in your risk factor disclosure on page 9. Please revise your disclosure here and throughout your prospectus to reflect clearly that you are an exploration stage company and have not yet begun development stage activities.

4.   The term resource is not a term recognized by the United States Securities and Exchange Commission under Industry Guide 7 for US incorporated filers. Please revise to remove the use of this term throughout your filing. You may wish to consider a term such as mineralized material.

Selling Stockholders, page 13

5.   Please tell us whether any of the selling stockholders who is not an individual is a broker dealer or an affiliate of a broker dealer.

Risk Factors, page 8

6.   Please address in your risk factor disclosure the risks relating to your Exploration Earn-In Agreement dated March 29, 2010 with Renaissance Gold Inc. being subject to the terms of the lease and sublease agreement between Renaissance and Newmont Mining USA Limited, including, for example, the risk that Newmont may exercise its joint venture rights under that agreement.

Rights to mineral claims and leases involve uncertainties, page 10

7.   Please expand this risk factor to address the fact that many of the mining claims and land relating to the Trinity Project are held by third parties over whom you appear to have no control, or advise us how you have control over those claims and land.

8.   Please clarify later in the prospectus the steps you have taken to verify and protect your claims and interests in the Trinity Project.

Risks Related to the Common Stock, page 11

9.   We note the fluctuations in your stock price over the past twelve months. Please expand your risk factor disclosure to address the potential volatility of the price of your common stock.

10.   Please explain the statement that your securities have been "approved" for trading on the Grey Market, or revise.   Please add a separate risk factor to briefly explain the Grey Market and disclose the material risk to investors.

Plan of Distribution, page 15

11.   Please address, in this section, the requirements of the penny stock rules under the Securities Exchange Act 1934 in connection with the distribution of your securities.

Description of Business, page 18

Government Regulation and Approval, page 19

12.   Please expand your disclosure in this section to provide a clear description of the effect of material government regulations on your exploration and development activities including material Bureau of Land Management and Nevada Division of Minerals requirements.

Properties, page 20

Trinity Project, page 20

13.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

14.   Please disclose the specific annual payments required to maintain your BLM claims in good standing and the responsible party for making such payments.

15.   Please expand your disclosure to include the specifics of your future exploration work including the phases or stages of the exploration work, the specific work that will be performed, and the costs associated with this work.

Trinity Project Agreements, page 24

16.   Please disclose the legal basis for your belief that the terms of the Exploration Earn-In Agreement are enforceable by you against Renaissance Gold Inc., given it appears that Renaissance is not a party to that agreement and it appears you are not a party to any assignment of that agreement to Renaissance.

Lease and Sublease Agreement, page 24

17.   Please clarify whether Renaissance has complied with the terms of the Lease and Sublease agreement to date including the expenditure of $2,000,000 on or before the seventh anniversary of the lease.

Ownership Interest – Earn-In Agreement, page 25

18.   Please provide a complete description of the material terms of the Exploration Earn-In Agreement, not just a summary of some of the material terms as you state in the first paragraph.

19.   We note your disclosure at page 25 relating to your Earn-In Agreement with AuEx, Inc. indicating that you must expend a minimum of $5,000,000 in exploration expenditures with stipulated minimum expenditure amounts to be incurred each year in order to obtain a 70% interest in the Trinity Project.   Your disclosures also state that should you not meet the minimum expenditure requirements in any given year, you are obligated to pay the amount of any deficiency to Renaissance Gold Inc. Please address the following points:

- Tell us whether you have met these minimum expenditure requirements;
- Expand your management's discussion of analysis to quantify the shortfall or excess amounts that you have incurred for each year and discuss your expectations of your ability to meet these thresholds going forward; and
- Clarify whether you have accrued or paid Renaissance for any deficiencies in reaching these thresholds.

Joint Venture, page 25

20.   Please clarify the effect of Newmont exercising its joint venture rights under the Lease and Sublease agreement on your joint venture rights under the Exploration Earn-In Agreement described in this section.

Plan of Operation & Work Completed by the Company, page 28

21.   Please disclose your estimate of the amount spent during each of the last two fiscal years on exploration activities.

22.   Please clarify when you undertook each of the exploration activities disclosed in this section and the drilling activities described in the third paragraph on page 28.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 32

23.   We note that your discussions of changes in expenses for both the year ended June 30, 2012 versus the year ended June 30, 2011, and the three month period ended September 30, 2012 versus the three month period ended September 30, 2011, do not describe or quantify the specific drivers underlying the fluctuations between periods necessary to provide an understanding of the reasons for material increases. The analysis is limited to a statement indicating that the increase in expenses was generally attributable to "the Company's effort to finance explore and develop the Trinity Silver property."

In order to comply with Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to paragraph 303(a) of Regulation S-K, please expand your discussion to include the specific reasons and factors contributing to these material changes in expenses. For example, your discussion of changes in exploration expenses should explain increased exploration activities and describe the nature of the activities that were undertaken in the comparative periods.

Liquidity and Capital Resources, page 33

24.   Given your financial condition, please provide an expanded discussion of your plans to secure additional financing. Your disclosure should address the amounts or ranges of the different types of financing you are seeking and the terms of such financing in addition to the current status of negotiations regarding such financing. Please discuss the impact of such financing on your cash position and liquidity. Refer to section IV.B.2 of Securities Act Release 33-8350 for guidance. Also, please address the dilution risk relating to such financing in your risk factor disclosure.

Cash Flow, page 34

25.   We note you have provided disclosures under this heading which explain the changes between your cash flows for your interim periods ended September 30, 2012 and 2011. Please add a discussion which compares the activity of your cash flows for the fiscal years ended June 30, 2012 and 2011.

Directors and Executive Officers, page 35

26.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. Refer to Item 401(e) of regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 42

27.   Please tell us why you have not included Robert Genovese in this section given that the warrants held indirectly by him appear to be currently exercisable.

Certain Relationships and Related Transactions, page 44

28.   Please identify the directors who were parties to the promissory notes described in this section.

29.   Please tell us why you have not described the agreement regarding the consulting services provided by John Barrington referenced in the table on page 42 in this section. File related party agreements as exhibits.

30.   Please summarize the transactions with Mr. Genovese and his affiliates.

Audited Financial Statements as of June 30, 2012 and June 30, 2011

Balance Sheets, page F-2

31.   Please revise the balance sheet and statement of stockholders' equity (deficit) to present proceeds received from your equity issuances net of issuance costs directly attributable to the offerings.

Statements of Operations, page F-3

32.   Please revise your annual and interim statements and present stock compensation in the same line or lines as cash compensation paid to employees and non-employees, as applicable. See SAB Topic 14.F.

33.   We note the amounts you report as gain (loss) foreign exchange on your Statement of Operations. Please address the following points:

- Identify your functional currency;
- Describe the nature of the underlying transactions and whether they represent translation or transaction losses; and
- Provide the accounting basis for your presentation. If you conclude these losses are attributable to foreign currency translations please tell us why you have not presented disclosures of your accumulated other comprehensive income and changes in the cumulative translation adjustment to comply with ASC 830-30-50-1. Alternatively if you determine it represents transaction losses, please explain why the losses are not included in your determination of net income as required by ASC 830-20-40-1.

Statement of Cash Flows, page F-6

34.   Please revise the reconciliation of your cash flows from operating activities to begin with
        net loss. See FASB ASC paragraphs 230-10-45-2 and 230-10-45-28.

35.   Please include disclosure of your noncash investing and financing activities to comply
        with FASB ASC paragraphs 230-10-50-3 through 6.

36.   We note you have included the payment of the $150,000 related party note in your
        statement of cash flows for the year ended June 30, 2012. However your disclosure of
        related party transactions at page 44 indicates the debt was settled in your common stock
        rather than in cash. Please tell us why you have included this amount in your statement
        of cash flows or revise to reflect financing transactions that were settled only in cash.

Indemnification of Directors and Officers

37.   Your disclosure in this section should state the general effect of your by-laws or other
        arrangements regarding indemnification and insurance of controlling persons, directors and
        officers and not merely be a verbatim repetition of sections of your bylaws. It is unclear, for
        example, whether your directors and officers are insured against liability. Please revise.

Exhibits

38.   Please file complete exhibits. It appears, for example, that the Exploration Earn-In
        Agreement filed as Exhibit 10.2 is missing attachments. Further, please file executed
        agreements as exhibits, including an executed Exploration Earn-In Agreement.

39.   Please tell us why you have not included the employment agreements referenced on page
        40 as exhibits to the registration statement.

40.   Please file the consent of Mine Development Associates.

Exhibit 5.1

41.   The legal opinion may not assume away the issues that are the subject of the opinion such
        as that there is sufficient authorized stock or that par value has been paid for the common
        stock, as counsel appears to do in the fifth paragraph. Refer to Section II.B.3.a of Staff
        Legal Bulletin No. 19 for guidance. Please provide a revised opinion accordingly.

Exhibit 23.1

42.   Please have the consent from your independent registered public accounting firm revised
        to acknowledge your reference the firm on page 46 as experts in accounting and auditing.

Exhibit 99.1

43.   Please note that technical reports should not be filed with the United States Securities and Exchange Commission pursuant to paragraph (b)(7) of Industry Guide 7. Please remove the reference to your technical report from your list of exhibits.

Undertakings

44.   The final undertaking in this section appears to be missing language. Please provide the complete undertaking.

Signatures

45.   Please identify the capacity in which each officer signs. It is unclear, for example, whether your controller or principal accounting officer has signed.

Form 10-K for the fiscal year ended June 30, 2012, filed September 28, 2012.

General

46.   In future annual filings please confirm you will incorporate the additional property disclosure requested in your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3476 or Craig Arakawa, Senior Staff Accountant, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3333 if you have questions on engineering related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc (via e-mail): Gary Joiner, Esq.